January 13, 2010 VIA HAND DELIVERY Ms. Laura Nicholson Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com

Re:
Andatee China Marine Services Corporation (the “Company”)
Amendment No. 4 to the Registration Statement on Form S-1
Filed December 28, 2009
Amendment No. 5 to the Registration Statement on Form S-1
Filed January 4, 2010
File No. 333-161577

Dear Ms. Nicholson:

This firm represents the Company in connection with the above-referenced filing.  The purpose of this letter is to provide the Company’s responses to the January 12, 2010 comment letter (the “Comment Letter”) to Mr. An Fengbin, President and Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments and provides certain supplemental information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Amendment No. 6 to the Registration Statement (the “Amendment No. 6”). Also, for your convenience, we include a redlined draft of the revised Prospectus disclosures in response to your comments.

Comment 1.
We note that you indicate on the cover page that you are a “smaller reporting company”. However, it does not appear that you qualify as a smaller reporting company under Exchange Act Rule 12b-2. Please advise. In the alternative, please revise your disclosure on the cover page and throughout the filing to provide disclosure required by Form S-1 for companies that are not smaller reporting companies.

Response.                                Having reviewed the definition of the term “smaller reporting company” as set forth under the Exchange Act Rule 12b-2, the Company respectfully disagrees with the staff that it does not meet the definition and hereby provides its reasoning for why it, in fact, does meet the definition.  The Rule, in its pertinent part, states as follows:

Division of Corporation Finance
U.S. Securities and Exchange Commission

“(2)           In the case of an initial registration statement under the Securities Act or Exchange Act for shares of its common equity, had a public float of less than $75 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

(3)           In the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero, had annual revenues of less than $50 million during the most recently completed fiscal year for which audited financial statements are available.”

Although both second and third paragraphs of the foregoing definition use the term “public float”, only the second paragraph provides a precise instruction as to how to calculate the “public float” in the case of an initial registration statement filed under the Securities Act.  Namely, the paragraph instructs that in this calculation one is to use the aggregate worldwide number of such shares held by non-affiliates [emphasis added].  As is evident from the Company’s beneficial ownership table on page 75 of the revised prospectus, the Company has approximately 650,000 shares which would fall squarely under the foregoing clause, i.e. shares held by non-affiliates.  Next, in order to complete the calculations under the same paragraph of the Rule, one would add 2,500,000 shares offered in this offering and multiply the sum of those two numbers by $8.00 per share, i.e. the IPO price, which would equal to approximately $25.2 million, i.e. well below the $75 million threshold.  The critical point is that the calculations under the second paragraph would not be equal to zero, as contemplated under the third paragraph of the definition.

            In its Adopting Release 33-8644 relating to the Accelerated Filer and related concepts,  the Commission specifically discussed its adoption of this more precise and technical definition of the term “public float” in the same context, i.e. the public float test for determining “large accelerated filer” status. In its pertinent part, the Release stated:

“We also proposed to clarify that the public float term in both the accelerated filer and large accelerated filer definitions refers to the “aggregate worldwide market value of the company's voting and non-voting common equity held by non-affiliates.” We are adopting this change as proposed. This reference also is made in the note to the definition of “accelerated filer and large accelerated filer” discussing how to calculate public float. The amendment codifies staff interpretation and is consistent with the public float condition in the recently adopted Securities Act Rule 405 definition of a “well-known seasoned issuer,” as well as the public float measurement for determining eligibility to file a registration statement on Form F-3. The determination of public float is premised on the existence of a public trading market for the company's equity securities.”

           Although Release 33-8644 did indicate that the determination is premised on a “public trading market”, that requirement would be an obvious distinction between defining a large accelerated filer and defining a small business. However, it is clear that the more precise definition of the term requires that the shares merely be held by non-affiliates, i.e. “public” does not mean “unrestricted” under Rule 144, and thus, whether such shares are restricted or not, is not relevant to the calculation. It is also clear, under the second paragraph of the definition, that with respect to defining small issuers, the proposed offering price is used in place of a market price (and thus eliminates the need for the availability of a market price) in the case of initial registrations for offerings of common equity.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Finally, the SEC Adopting Release 33-8876 relating to the adoption of the Smaller Reporting Company concept discusses the regulatory intent behind the departure from the Regulation S-B test and system. Namely, the Release stated:

“As adopted, the definition will make eligibility for smaller reporting company status contingent solely on public float for most companies.  Alternatively, for companies that are unable to calculate public float, we are, as proposed, providing a revenue test. If a company has no common equity outstanding or no market price for its outstanding common equity exists at the time of its eligibility determination, the company would qualify as a smaller reporting company if it had less than $50 million in revenues in the last fiscal year. This is a departure from the dual eligibility test under the Regulation S-B system, which required separate calculations under public float and annual revenues. By eliminating the revenue test for most companies, the new definition of smaller reporting company simplifies and streamlines the definition while expanding the number of companies eligible to qualify. [emphasis added].

               In other words, the third paragraph of the Rule was intended to provide a methodology by which a company that could not make the computations under the first or second paragraph could nonetheless qualify as a “smaller reporting company” where there were either (i) no shares held by non-affiliates, or (ii) no public price or proposed offering price was available.  Such circumstances would arise in connection with computations being made  in a case of an Exchange Act Form 10 registration statement, a 1933 Act registration statement for the offering of debt or preferred equity securities by a privately held issuer,  a selling stockholder Securities Act Form S-1 registration statement where there is no current public price, or a Securities Act Form S-4 registration statement for a merger containing no “offering price”.

Reading all of the foregoing guidance together, it would appear to be contrary both to the letter and spirit of the smaller reporting company regulations to have an outcome whereby an issuer filing its initial registration statement under the Securities Act would not be deemed a “smaller reporting company” under the third paragraph of the Rule, but would meet the second paragraph calculation and remain well below the $75 million threshold.

For the foregoing reasons, the Company believes that it meets the “smaller reporting company” definition under the Exchange Act Rule 12b-2.

Comment 2.
Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are allowed to omit pursuant to Rule 430A. In particular, we note omitted information in the Underwriting section regarding the number of shares purchasable in connection with the over-allotment option and the number of shares underlying the warrants to be issued to the underwriters.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Response:                                Please note that the Underwriting section of the revised prospectus has been revised to include additional disclosures on pages 80-81 in response to the foregoing comment.

Comment 3.	Please revise your filing to provide the disclosures required by Item 402 of Regulation S-K for your fiscal year ended December 31, 2009.

Response:                                For the reasons set forth in the Company’s response to Comment 1 above, the Company believes it provided all disclosures required to be provided by a “smaller reporting company” under Item 402 of Regulation S-K.

Comment 4.
We note your response to our prior comment 2. Please disclose the consideration, if any, that the minority shareholders will be required to pay to exercise the right granted in Amendment No. 1 to the Authorization Agreement to acquire equity interests in Oriental.

Response:                                We have revised the disclosures appearing on page 4 of the revised prospectus to add additional disclosures to address the foregoing comment

Comment 5.
We note that you disclose the beneficial ownership of your common stock as of August 1, 2009. Please provide updated disclosure in your next amendment. Such disclosure should be provided as of the most recent practicable date. See Item 403 of Regulation S-K.

Response:                                Please note that there have been no changes to the information set forth in the beneficial ownership information provided on page 75. In response to the foregoing comment, the information provided in the table is restated as of January 11, 2010.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,

COZEN O'CONNOR

By:	/s/ Alec Orudjev

Cc:  Ralph V. De Martino, Esq.